January 7, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Robert Errett

Re:	AmeriCredit Automobile Receivables Trust 2011-5

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 29, 2012

File No. 333-170231-04

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (the “Registrant”) and AmeriCredit Automobile Receivables Trust 2011-5 (the “Issuing Entity”) and in response to the letter, dated November 21, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Chris A. Choate relating to the Form 10-K referenced above (the “Form 10-K”), we submit the following responses to the comments set forth in the Comment Letter. We filed correspondence dated December 13, 2012 (the “Original Response Letter”) responding to the comments set forth in the Comment Letter. On December 21, 2012, a member of the Staff contacted our outside counsel by telephone and requested that we provide supplemental responses to two of our responses from the Original Response Letter. The numbered paragraphs below set forth in italicized text the two comments from the Comment Letter for which supplemental responses were requested, together with the Registrant’s and the Issuing Entity’s supplemental responses. Unless otherwise noted, the use of “we,” “us” and similar terms refer jointly to the Registrant and the Issuing Entity.

Additionally, we note that (i) we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Supplemental Response to Comment 1. Item 1122 of Regulation AB. Compliance With Applicable Servicing Criteria, page 7. We are unable to confirm whether the identified material instances of noncompliance with the servicing criterion in Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB that are identified in Wells Fargo’s Assessment of Compliance With Applicable Servicing are relevant to the transaction covered by the Form 10-K. Therefore, please tell us, with a view towards disclosure, whether the identified material instances of noncompliance in Wells Fargo’s Assessment of Compliance With Applicable Servicing Criteria are relevant to the transaction covered by the Form 10-K. Finally, please tell us what consideration you have given to including a sentence in the body of your Form 10-K indicating whether or not any identified material instance of noncompliance disclosed in any party’s report relates to the servicing criteria applicable to such party for the transaction covered by the Form 10-K.

In addition to our response to this item set forth in the Original Response Letter, we offer the following additional discussion of the consideration we gave to including a sentence in the body of the Form 10-K indicating whether or not any identified material instance of noncompliance disclosed in any party’s report relates to the servicing criteria applicable to such party for the transaction covered by the Form 10-K. As we noted in our Original Response Letter, Wells Fargo Bank, National Association (“Wells Fargo”), which serves as trustee, trust collateral agent and backup servicer for the transaction covered by the Form 10-K, is responsible for performing certain of the servicing criteria listed in Item 1122(d) for the transaction. We note that Wells Fargo assessed its compliance with the servicing criteria that it is required to perform across a platform of transactions (including the publicly-issued asset-backed securities transaction that is covered by the Form 10-K) for the twelve months ended December 31, 2011 and provided us with a copy of that assessment, which we attached to the Form 10-K as Exhibit 33.2. We note that this Exhibit 33.2 includes both a Schedule A, in which certain material instances of noncompliance by Wells Fargo with the applicable servicing criteria across the subject platform and for the identified period are identified, and a Schedule B, in which Wells Fargo’s management provides additional disclosure about those material instances of noncompliance.

When we received Wells Fargo’s assessment, we undertook to determine whether any instances of noncompliance with servicing criteria were reported therein that required further disclosure or discussion in the Form 10-K. We performed this analysis by following the four steps that we described in the Original Response Letter:

i.	We will review each assessment provided to us by a party participating in the servicing function to determine whether any material instances of noncompliance are reported therein. When we received Wells Fargo’s assessment, we noted that Wells Fargo reported that there were material instances of noncompliance discovered in performing its assessment, which instances are described in Schedule A to its assessment. We further reviewed Schedule B to its assessment for additional details regarding the material instances of noncompliance. Based on this, we determined that it was necessary to contact Wells Fargo to confirm the nature of those instances.

ii.	If material instances of noncompliance are so reported, we will determine whether any of those instances relate to servicing criteria that the reporting party performs with respect to the subject transaction. When we contacted Wells Fargo about the reported instances of noncompliance, we first inquired as to whether any of those instances relate to those servicing criteria that Wells Fargo performs with respect to the transaction that is the subject of the Form 10-K. Wells Fargo informed us that the instances do not relate to servicing criteria that Wells Fargo performs with respect to the subject transaction. Instead, the identified instances of noncompliance relate to the servicing criteria set forth in Item 1122(d)(3)(i)(B) and 1122(d)(3)(ii), relating to the calculation of amounts allocated and remitted to investors in accordance with transaction agreements and providing information to investors in reports relating to calculations made in accordance with transaction agreements. For the subject transaction, it is AmeriCredit Financial Services, Inc., in its capacity as servicer (the “Servicer”), rather than Wells Fargo, in its capacity as trustee, trust collateral agent or backup servicer, that is responsible for performing these servicing functions.

iii.	If we determine that the material instances of noncompliance do relate to such applicable servicing criteria, we will request that the party advise us whether any of those instances of noncompliance identified in its assessment relate to the subject transaction. Having determined that the instances identified by Wells Fargo did not relate to servicing criteria that they perform with respect to the subject transaction, we were also therefore assured that those instances did not relate to the subject transaction. Wells Fargo supplementally confirmed to us that those instances in fact related to certain residential mortgage-backed securities transactions, a separate asset class from the transaction that is the subject of the Form 10-K.

iv.	If the reporting party responds that any of the reported instances of noncompliance do relate to the subject transaction, we will both (A) identify that fact in the related Form 10-K in accordance with Item 1122(c)(i) and (B) add further disclosure to such Form 10-K, if material, regarding the nature of the related instances of noncompliance and any remedial measures that were made to correct it and/or to prevent their recurrence. We did not undertake this step of our analysis, having already determined that the instances of noncompliance reported by Wells Fargo related to servicing activities that they do not perform for the subject transaction and, in fact, relate to a separate asset class altogether.

Having performed this analysis we ascertained that Wells Fargo’s reported instances of noncompliance do not relate to the subject transaction, do not relate to the asset class to which the subject transaction belongs and do not relate to activities performed by the reporting party under the subject transaction. We determined that including further disclosure about these unrelated instances of noncompliance that supplements Exhibit 33.2 and the Schedules thereto is not required by Item 1122(c) and is not necessary to meet the requirements of Rule 12b-20 (providing that further material information may need to be reported to make the required disclosure statements, in the light of the circumstances under which they are made, not misleading). Therefore, we do not believe it is necessary to amend the Form 10-K to include additional disclosure regarding these instances of noncompliance.

Supplemental Response to Comment 3. Exhibits to Form 10-K, Exhibit 33 and Exhibit 34. We note that AmeriCredit Financial Services, Inc. and General Motors Financial of Canada, Ltd. are parties identified as participating in the servicing function; however, the Form 10-K does not include their reports on their assessment of compliance with the servicing criteria applicable to each of them. Further, the Form 10-K does not include a registered public accounting firm’s attestation report on each of these parties assessment of compliance with applicable servicing criteria. See Items 1122(a)-(b) of Regulation AB. We also note that GM Financial Company, Inc. has provided its Management’s Assertion Regarding Compliance with Applicable Servicing Criteria as Exhibit 33.1, but it is not clear what role GM Financial Company, Inc. plays in the servicing function. Please amend the Form 10-K to provide reports from AmeriCredit Financial Services, Inc. and General Motors Financial of Canada, Ltd. and any other party participating in the servicing function regarding their assessment of compliance with servicing criteria applicable to each of them and a corresponding attestation report from an independent accountant regarding each of these entities’ assessment, or tell us why an amendment is not necessary.

In our response to this item set forth in the Original Response Letter, we noted that AmeriCredit Financial Services, Inc. is the Servicer for the transaction that is the subject of the Form 10-K, is a wholly-owned subsidiary of General Motors Financial Company, Inc. (“GM Financial Company, Inc.”) and is the principal operating subsidiary of GM Financial Company, Inc. We also acknowledged that Exhibit 33.1 to the Form 10-K (Management’s Assertion Regarding Compliance with Applicable Servicing Criteria provided by GM Financial Company, Inc.) and Exhibit 34.1 to the Form 10-K (Report of Independent Registered Public Accounting Firm provided by Deloitte & Touche LLP with respect to GM Financial Company, Inc.) should have been prepared in the name of the Servicer and that all future filings should be prepared only in the name of the Servicer and not in the name of its corporate parent.

We further note that, as the principal operating subsidiary of GM Financial Company, Inc., the Servicer and employees of the Servicer conducted the assessment of compliance with the related servicing criteria that forms the basis of the Management’s Assertion Regarding Compliance with Applicable Servicing Criteria that was prepared and executed by GM Financial Company, Inc. The Servicer and employees of the Servicer also coordinated with Deloitte & Touche LLP as that independent registered public accounting firm prepared its attestation report regarding GM Financial Company, Inc. In all cases, the Servicer and its employees undertook these duties for and on behalf of GM Financial Company, Inc., the Servicer’s corporate parent and the entity that ultimately signed the assessment and whose activities are discussed in the related attestation.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Vice President, Associate Counsel and Assistant Secretary

cc:	Chris A. Choate

  J. Michael May

  John P. Keiserman, Esq.

  Prachi Gokhale, Esq.

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